

April 9, 2014

<u>Via E-mail</u>
Martin M. Ellen
Chief Financial Officer
Dr. Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024

> **Re: Dr. Pepper Snapple Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 20, 2014**
> **File No. 001-33829**

Dear Mr. Ellen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013
Notes to Audited Consolidated Financial Statements, page 55
Note 13. Other Expense (Income), Net, page 81

1.   We note you recognized an income tax benefit of $463 million related to the decrease in your liability for unrecognized tax benefits and $430 million of other expense since you no longer anticipate collecting amounts owed to you by Mondelẽz under the Tax Indemnity Agreement. Please provide further details about the facts and circumstances that led you to conclude that amounts were no longer collectible and that your liability for uncertain tax positions should be reduced.

Note 23. Guarantor and Non-Guarantor Financial Information, page 104

2. We note the disclosure indicating that the 2016, 2018, 2019, 2020, 2021, 2022 and 2038 Notes are fully and unconditionally guaranteed by substantially all of your domestic subsidiaries and that you indicate that the guarantor subsidiaries are "wholly-owned." Please tell us, and if true, revise future filings to indicate whether the guarantor subsidiaries are 100% owned. Refer to the guidance outlined in Rules 3-10(f) and 3-10(h)(1) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining